UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

Santander

Banco Santander (Brasil) S.A.

Results 9M10

October 28th, 2010

Disclaimer: forward-looking statements that may be written in this report related to the business outlook of Banco Santander, operating and financial projections and targets based on the beliefs and assumptions of the Executive Board, as well on information currently available. Such forward-looking statements are not a guarantee of performance. They involve risks, uncertainties and assumptions as they refer to future events and hence depend on circumstances that may or may not occur. Investors must be aware that general economic conditions, industry conditions and other operational factors may affect the future performance of Banco Santander and may cause actual results to substantially differ from those in the forward-looking statements.

Important remark: this version of the company's release is an unaudited free translation from the original in Portuguese.

SANB11 NÍVEL 2 BM&FBOVESPA

BSBR LISTED NYSE

CONTENTS

CONTENTS
KEY CONSOLIDATED DATA	03
HIGHLIGHTS OF THE PERIOD	04
RATINGS	06
MACROECONOMIC ENVIRONMENT	07
RECENT AND SUBSEQUENTS EVENTS	08
EXECUTIVE SUMMARY	09
SANTANDER S RESULTS IN BRAZIL
ACCOUNTING AND MANAGEMENT RESULTS RECONCILIATION	10
MANAGERIAL INCOME STATEMENT	11
BALANCE SHEET	16
PROFIT BY SEGMENT	21
CARDS	22
RISK MANAGEMENT	23
SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	25
SUMMARIZED BALANCE SHEET AND FINANCIAL STATEMENTS	26

KEY CONSOLIDATED DATA

KEY CONSOLIDATED DATA

The following information is based on the consolidated results of Banco Santander (Brasil) S.A., prepared according to the International Financial Reporting Standards (IFRS). The condensed financial statements for the first nine months of 2010 (9M10) are available at the Investor Relations and regulatory agencies websites.

The information below, regarding results and performance indicators, is managerial, as they are adjusted for the fiscal hedge of the investment in the Cayman branch. This adjustment, which impacts the income tax and gains (losses) on financial assets and liabilities + exchange rate differences, does not change the net profit. The reconciliation between the accounting result and the managerial result is available on page 10 of this report.

MANAGEMENT ANALYSIS	9M10	9M09	Var.	3Q10	2Q10	Var.
			9M10x9M09			3Q10x2Q10
RESULTS (R$ million)
Net interest income	17,735	16,317	8.7%	6,037	5,865	2.9%
Net fees	5,108	4,572	11.7%	1,776	1,710	3.9%
Allowance for loan losses	(6,465)	(7,835)	-17.5%	(1,811)	(2,251)	-19.5%
Administrative and personnel expenses	(8,278)	(8,054)	2.8%	(2,849)	(2,774)	2.7%
Net profit	5,464	3,917	39.5%	1,935	1,766	9.6%
BALANCE SHEET (R$ million)
Total assets	357,631	306,235	16.8%	357,631	347,246	3.0%
Securities	80,470	76,541	5.1%	80,470	93,492	-13.9%
Loan portfolio¹	153,998	132,949	15.8%	153,998	146,529	5.1%
Individuals	48,299	42,306	14.2%	48,299	45,910	5.2%
Consumer financing	26,455	24,457	8.2%	26,455	26,119	1.3%
SMEs	35,778	31,188	14.7%	35,778	32,260	10.9%
Corporate	43,466	34,998	24.2%	43,466	42,240	2.9%
Funding from Clients[2]	145,797	150,007	-2.8%	145,797	135,744	7.4%
Total equity	73,079	55,666	31.3%	73,079	71,619	2.0%
Total equity excluding goodwill[3]	44,767	27,354	63.7%	44,767	43,307	3.4%
PERFORMANCE INDICATORS (%)
Return on shareholders' average equity - annualized	10.3%	10.2%	0.1 p.p.	11.3%	10.4%	0.9 p.p.
Return on shareholders' average equity excluding goodwill[3] - annualized	17.3%	22.1%	-4.8 p.p.	19.3%	17.8%	1.5 p.p.
Return on average asset - annualized	2.2%	1.8%	0.4 p.p.	2.3%	2.2%	0.2 p.p.
Efficiency Ratio[4]	34.4%	36.0%	-1.6 p.p.	34.8%	35.4%	-0.6 p.p.
Recurrence[5]	61.7%	56.8%	4.9 p.p.	62.3%	61.6%	0.7 p.p.
BIS ratio excluding goodwill[3]	22.8%	17.8%	5.0 p.p.	22.8%	23.4%	-0.6 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency[6] - IFRS	6.1%	7.7%	-1.6 p.p.	6.1%	6.6%	-0.5 p.p.
Delinquency[7] (more than 90 days) - BR GAAP	4.2%	6.5%	-2.3 p.p.	4.2%	4.7%	-0.5 p.p.
Delinquency[8] (more than 60 days) - BR GAAP	5.0%	7.7%	-2.7 p.p.	5.0%	5.6%	-0.7 p.p.
Coverage ratio[9]	101.4%	101.0%	0.4 p.p.	101.4%	101.7%	-0.3 p.p.
OTHER DATA
Assets under management - AUM (R$ million)	107,305	93,114	15.2%	107,305	109,493	-2.0%
Numbers of credit and debit cards (thousand)	36,393	32,058	13.5%	36,393	35,339	3.0%
Branches	2,127	2,090	1.8%	2,127	2,097	1.4%
PABs (mini branches)	1,496	1,508	-0.8%	1,496	1,491	0.3%
ATMs	18,124	18,081	0.2%	18,124	18,117	0.0%
Total Customers (thousand)	24,092	21,926	9.9%	24,092	23,514	2.5%
Total active corrent account [10]	10,571	10,054	5.1%	10,571	10,503	0.6%
Employees[11]	52,702	50,950	3.4%	52,702	51,789	1.8%
1. Management information.
2. Include savings, demand deposits, time deposit, debenture, LCA and LCI.
3. Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
4. General expenses/total income .
5. Net commissions / General expenses.
6. Portfolio overdue by more than 90 days plus loans with high default risk / credit portfolio.
7. Portfolio overdue by more than 90 days / credit portfolio in BR GAAP.
8. Portfolio overdue by more than 60 days / credit portfolio in BR GAAP.
9. Allowance for loan losses / portfolio overdue by more than 90 days plus loans with high default risk.
10. Active accounts during a 30-day period, according to the Brazilian Central Bank.
11. Considering Banco Santander (Brasil) S.A. and its subsidiaries consolidated in the balance sheet. Including the companies Isban, Produban and Universia the total number of employees was 53,916 for 3Q10 , 53,015 for 2Q10 and 52,115 for 3Q09.

HIGHLIGHTS OF THE PERIOD

HIGHLIGHTS OF THE PERIOD

RESULTS
■ The Net Profit was R$ 5,464 million in the first nine months of 2010, a rise of 39.5% (R$ 1,547 million) compared to the R$ 3,917 million in the same period of 2009.
■ In the third quarter of 2010, the net profit totaled R$ 1,935 million, up 9.6% compared to the second quarter of 2010.
■ The Profit before Taxes was R$ 7,059 million in the first nine months of 2010, a climb of 42.7% in comparison to the same period of 2009. In the quarter, the net profit before tax was R$ 2,578 million, an increase of 11.7% compared to the second quarter of 2010.

INDICATORS
■	Evolution of performance indicators in twelve months (9M10/9M09):
-	Efficiency ratio¹: 34.4% in 9M10, down 1.6 p.p.
-	Recurrence ratio²: 61.7% in 9M10, up 4.9 p.p.
-	ROAE³: 17.3% annualized in 9M10, decrease of 4.8 p.p.
■	Positive evolution of soundness indicators:
-	BIS Ratio[4] : 22.8% in September 2010, up 5.0 p.p. in twelve months
-	Coverage ratio: 101.4% in September 2010, up 0.4 p.p. in twelve months.

BALANCE SHEET
■	Total Assets of R$ 357,631 million, an increase of 16.8% in twelve months
■	Loan portfolio summed R$ 153,998 million, up 15.8% in twelve months
■	Savings deposits totaled R$ 27,903 million, a jump of 22.1% in twelve months
■	Shareholders Equity reached R$ 44,767 million (excluding goodwill[4] of R$ 28,312 million)

SANTANDER SHARES BOVESPA: SANB11 (UNIT), SANB3 (ON), SANB4 (PN) AND NYSE (BSBR)
■ Market Capitalization[5] on 09/30/2010: R$ 86.5 billion or US$ 51.1 billion
■ Total shares (thousand): 399,044,117
■ Net Profit[6] per share in 9M10:
• 1000 Shares - R$ 18.26
• 10 Units - R$ 19.17
1. General expenses / total revenues
2. Net Fees / general expenses
3. Net profit / average total equity. Excluding the goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência
4. Excluding the goodwill related to the acquisition of Banco Real and Real Seguros Vida e Previdência
5. Market capitalization: total shares (ON + PN)/105 (Unit = 50 PN + 55 ON) x Unit´s closing price and exchange rate of R$/US$ of 1.6942
6. 9M10 net profit annualized (NP x 12/9). Calculation does not consider the difference in the dividend payout between common and preferred shares.

HIGHLIGHTS OF THE PERIOD

RATINGS

RATINGS

Santander is rated by the main international agencies and the ratings assigned in the table below reflect its operating performance and the quality of its management.

		LONG TERM		SHORT TERM
RATING AGENCY		Ratings	Outlook	Ratings	Outlook

	National Scale	AAA (bra)	Stable	F1+ (bra)	Stable
Fitch Ratings	Local Currency	BBB+	Positive	F2	Positive
	Foreign Currency	BBB	Positive	F2	Positive

	National Scale	brAAA	Stable	brA-1	Stable
Standard & Poor's	Local Currency	BBB-	Stable	A-3	Stable
	Foreign Currency	BBB-	Stable	A-3	Stable

	National Scale	Aaa.br	Stable	Br-1	Stable
Moody's	Local Currency	A2	Stable	P-1	Stable
	Foreign Currency	Baa3	Stable	P-3	Stable

MACROECONOMIC ENVIRONMENT

MACROECONOMIC ENVIRONMENT

Recent economic indicators confirmed the expectation that economic activity will remain buoyant, though not as much as in the first half of 2010. Recent data point to economic growth, low unemployment rate and abundant high credit offer.

Second-quarter 2010 GDP, reported in September, was 1.2% higher than in the previous quarter (seasonally adjusted data), reflecting the continued recovery of industrial production on the supply side and of investments on the demand side. Unemployment rate stood at 6.2% in September, which, after adjusting for seasonal effects, is the lowest ever recorded since the series started.

The 12-month inflation for consumer prices, measured by the IPCA index, fell from 4.84% in June to 4.70% in September, chiefly due to the drop in food prices. In the wholesale segment, however, the case was the opposite: the IPA-M index, the wholesale price component of IGP-M, rose from 5.04% in 12 months through June to 9.28%, largely driven by the sharp increase in commodity prices in September. The low unemployment rate and the sharp increase in real wages continue to drive consumption and pressure prices, although inflation remains under control. In this scenario, the Brazilian Central Bank (BCB), at the last meeting of the Monetary Policy Committee (Copom), decided to maintain the Selic interest rate at 10.75%.

The upturn in economic activity worsened the trade balance and services/income account , consequently increasing the current account deficit. However, the higher inflow of financial capital (investments in portfolios), a sign of continued confidence in the Brazilian economy, offset this deficit. As a result, foreign reserves grew to more than US$275 billion in September. With the heavy inflow of capital in recent weeks, the Brazilian real ended September at R$1.69/US$, a 6% appreciation over June.

Total credit volume in the National Financial System continues to grow firmly, though still sustained considerably by earmarked credit, especially from the Brazilian Development Bank (BNDES). In September, the credit/GDP ratio stood at 46.7%, the highest in Brazil´s recent history.

Loans to individuals continued their upward trend, growing by a hefty 23.6% in September compared with the same period in 2009. The growth in the total wage enabled families to reduce their debt, even borrowing more: according to the BCB, the percentage of families net income committed to debt payments remained stable at 22% in July 2010.

Corporate loans (non-earmarked credit) grew 7.4% in September, compared with the same period in last year. The earmarked credit registered better performance, up 31.2% over the same period. The total of corporate credit grew 19.8% in twelve months against 19.2% in August.

Despite the monetary tightening, interest charged from clients did not rise, mainly due to the decline in spreads. Average terms, on the other hand, are showing a rising trend, indicating an increase in lines with longer terms, such as mortgages.

In general, the solid domestic demand and financial system remain fundamental for driving Brazil s growth despite the uncertainties surrounding the global economic recovery. The continuation of the country s positive macroeconomic fundamentals should play a key role in ensuring the sustainability of this economic growth cycle.

ECONOMIC AND FINANCIAL INDICATORS	3Q10	2Q10	3Q09

Country risk (EMBI)	206	248	234
Exchange rate (R$/ US$ end of period)	1.694	1.801	1.778
IPCA (in 12 months)	4.70%	4.84%	4.34%
Benchmark Selic Annual Rate	10.75%	10.25%	8.75%
CDI¹	2.61%	2.22%	2.18%
Ibovespa Index (closing)	69,430	63,407	61,518
1. Quarterly effective rate.

RECENT EVENTS

RECENT EVENTS

DISTRIBUTION OF INTEREST ON CAPITAL

On September 22, 2010, the Board of Directors of Banco Santander (Brasil) S.A., approved the Executive Board's proposal to pay interest on own capital, ad referendum the Annual Shareholders Meeting to be held in 2011, in the gross amount of five hundred thirty million reais (R$530,000,000.00), which, after deducting the withholding income tax ( IRRF ), pursuant to applicable legislation, amounts to the net amount of four hundred fifty million five hundred thousand reais (R$450,500,000.00).

The interest on capital will be fully accounted against mandatory dividends related to fiscal year 2010, and will be paid starting from February 25, 2011, without any compensation as monetary correction.

DELISTING OF AGROPECUÁRIA TAPIRAPÉ S.A.

On August 31, 2010, Banco Santander (Brasil) S.A., as the controlling shareholder of Agropecuária Tapirapé S.A. ( Tapirapé ), a company benefitting from tax incentives from the Amazônia Regional Investment Fund (FINAM), disclosed a Material Fact informing the approval at the Extraordinary Shareholders Meeting of Tapirapé ( Meeting ), of the cancelation of its registry as a tax incentive beneficiary with the Securities and Exchange Commission of Brazil ( CVM ) through a Public Tender Offer ( PTO ), in accordance with CVM Rule 265/97.

The draft of the PTO for cancelation of Tapirapé as a tax incentive beneficiary will be submitted to the CVM for approval and it will be irrevocable and irreversible.

REDUCTION IN SANTANDER INSURANCE HOLDING, SL'S SHAREHOLDING INTEREST

On August 16, 2010, a F-1 filling took place at SEC and its translation into CVM, which reported on the intention of sale of equity interest held by Santander Insurance Holding, SL, in the form of ADRs, in the United States market. Therefore, 4538,420,040 common shares and 4,125,836,400 preferred shares were converted to compose 82,516,728 Units/ADRs (equivalent to ownership position of 2.17% in Banco Santander). In the third quarter, 77,627,222 units were sold (equivalent to 2.04% of total shares).

EARLY REDEEMPTION - PERPETUAL NON-CUMULATIVE JUNIOR SUBORDINATED SECURITIES

BANCO SANTANDER (BRASIL) S.A. ( Company ), (successor by merger to Banco do Estado de São Paulo S.A. BANESPA), through its Grand Cayman branch, informed its intention to, in the manner and for the purposes of paragraph 4 of section 157 of Law No. 6,404/76 and CVM Instruction 358/02, on September 20, 2010 ( Redemption Date ), early redeem all of the Perpetual Non-Cumulative Junior Subordinated Securities issued on September 20, 2005, with interest rate of 8.7% per year, for the face value of US$500,000,000 (five hundred million U.S. Dollars), plus accrued and unpaid interest until the Redemption Date, in accordance with the Brazilian Central Bank approval, granted on August 4, 2010.

SUBSEQUENTS EVENTS

AGREEMENT FOR INCORPORATION OF STRATEGIC PARTNER IN BRAZIL AND LATIN AMERICA

On October 18th, 2010, Santander Spain reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to US$2.719 billion, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander España. This transaction represents 5% of the share capital of Banco Santander Brasil. The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be R$23.75 per share and the bonds will pay an annual coupon of 6.75%. This investment represents the incorporation of Qatar Holdings as strategic partner of Santander Group in Brazil and in the rest of Latin America. The transaction allows Banco Santander to advance in its commitment to have a free float of 25% by the end of 2014, and is subject to the conclusion of the common documentation in this type of issuance.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

Banco Santander reported net profit of R$ 5,464 million in the first nine months of 2010, a 39.5% growth over the same period in 2009. In the third quarter of 2010, the net profit totaled R$ 1,935 million, a 9.6% growth over the second quarter of 2010.

Shareholders equity in September 2010 totaled R$ 44,767 million, excluding R$ 28,312 million related to the goodwill on the acquisition of Banco Real and Real Seguros Vida e Previdência. The return on average equity adjusted for goodwill reached 17.3%, 4.8 p.p. down year over year, due to the dilution effect of the funds raised from the Global Share Offering in October 2009.

The efficiency ratio came to 34.4% in the first nine months of 2010, a 1.6 p.p. improvement year over year, resulting from the increase in net interest income and commissions, of 8.7% and 11.7%, respectively, and the cost control with capture of synergies, thereby maintaining the increase in expenses lower than the inflation rate.

Total general expenses increased by 2.8% in twelve months, reflecting cost control and capture of synergies from the acquisition of Banco Real, which totaled R$ 1,545 million as of September 2010.

- Sound Balance Sheet: the BIS ratio was 22.8% in September, a 5.0 p.p. increase in twelve months. Coverage ratio reached 101.4% in September 2010, 0,4 p.p. higher than in September 2009.

The credit portfolio grew by 15.8% in twelve months, totaling R$ 153,998 million. Loans to individuals grew by 14.2% in twelve months and by 5.2% in the quarter. The products with highest growth were payroll loans, mortgages and credit cards.

Loans to small and medium companies totaled R$ 35,778 million in the third quarter of 2010, 14.7% up in twelve months, higher than 1.3% in June 2010. In the quarterly comparison, the segment posted substantial recovery, from a decrease of 2.0% in the first quarter of 2010 (1Q10/4Q09) to an increase of 4.7% in the second quarter of 2010 (2Q10/1Q10) and 10.9% in this quarter (3Q10/2Q10).

Total funding, including funding from clients[1] and assets under management, reached R$ 253,102 million in September 2010, 4.1% higher than in September 2009. In the period, funds grew faster, an increase of 15.2% compared to total deposits of customers[1] , which fell 2.8%. In the quarter, the largest growth came from customers[1] deposits, due to the funding needs derived from the accelerating growth of credit portfolio.

INTEGRATION PROCESS

Important stages of the integration process were concluded, new products, services and functionalities were added to our clients' daily routine, always with the objective of bringing together the best of the two banks.

In the first nine months of 2010, all the gaps arising from the unification of the platforms of the two banks were developed and implemented, and the projects have made significant progress. Preliminary tests are being carried out in our systems, related to the migration of customer and operational data as well as tests on the new technological platform. The necessary changes of Banco Real´s branches are in progress to prepare them to receive the Santander brand.

By the end of 2010, both customer service and the brand will be unified at all the branches, ATMs, Internet Banking and customers servicing channels. In this stage, there will still be no changes in the products, services, or in the branch and account numbers, to facilitate the clients' daily routine. Such changes will take place after the technological integration, which will be conducted in the first half of 2011. We reiterate that the core principal of the integration process is the continuous improvement of the services provided to our clients.

[1] Include savings, demand deposits, time deposit, debenture, LCA and LCI.

SANTANDER BRAZIL RESULTS

RECONCILIATION BETWEEN ACCOUNTING AND MANAGERIAL RESULTS

In order to provide a better understanding of the IFRS results, we present, in this report, the managerial income statement. The main difference from the Reported (Accounting) Income Statement is the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences. All the information and comments regarding the Income Statement in this report are based on the managerial income statement, except when quoted otherwise.

Under the Brazilian income tax rules, gains (losses) resulting from the impact of changes in the R$/US$ exchange rate on our investment - dollar denominated - in the Cayman branch are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is protected from this tax related foreign exchange exposure. Thus, our effective tax rate and revenues from gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

INCOME STATEMENT MANAGERIAL	9M10	Fiscal	9M10	9M09	Fiscal	9M09	3Q10	Fiscal	3Q10	2Q10	Fiscal	2Q10
(R$ Million)	Reported	Hedge	Managerial	Reported	Hedge	Managerial	Reported	Hedge	Managerial	Reported	Hedge	Managerial
Net Interest Income	17,735		17,735	16,317		16,317	6,037		6,037	5,865		5,865
Income from equity instruments	20		20	22		22	2		2	14		14
Share of results of entities accounted for using the equity method	34		34	290		290	11		11	13		13
Net fees	5,108		5,108	4,572		4,572	1,776		1,776	1,710		1,710
Fee and commission income	5,799		5,799	5,260		5,260	2,029		2,029	1,929		1,929
Fee and commision expense	(691)		(691)	(688)		(688)	(253)		(253)	(219)		(219)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	1,495	125	1,370	2,275	1,062	1,213	786	314	472	150	(140)	290
Other operating income (expenses)	(210)		(210)	(57)		(57)	(105)		(105)	(60)		(60)
Total income	24,182	125	24,057	23,419	1,062	22,357	8,507	314	8,193	7,692	(140)	7,832
General expenses	(8,278)		(8,278)	(8,054)		(8,054)	(2,849)		(2,849)	(2,774)		(2,774)
Administrative expenses	(4,030)		(4,030)	(4,013)		(4,013)	(1,373)		(1,373)	(1,357)		(1,357)
Personnel expenses	(4,248)		(4,248)	(4,041)		(4,041)	(1,476)		(1,476)	(1,417)		(1,417)
Depreciation and amortization	(888)		(888)	(984)		(984)	(309)		(309)	(293)		(293)
Provisions (net)¹	(1,593)		(1,593)	(2,999)		(2,999)	(674)		(674)	(290)		(290)
Losses on assets (net)	(6,439)		(6,439)	(8,743)		(8,743)	(1,818)		(1,818)	(2,214)		(2,214)
Allowance for loan losses²	(6,465)		(6,465)	(7,835)		(7,835)	(1,811)		(1,811)	(2,251)		(2,251)
Losses on other assets (net)	26		26	(908)		(908)	(7)		(7)	37		37
Net gains on disposal of assets	200		200	3,369		3,369	35		35	48		48
Net profit before tax	7,184	125	7,059	6,008	1,062	4,946	2,892	314	2,578	2,169	(140)	2,309
Income tax	(1,720)	(125)	(1,595)	(2,091)	(1,062)	(1,029)	(957)	(314)	(643)	(403)	140	(543)
Net profit	5,464	-	5,464	3,917	-	3,917	1,935	-	1,935	1,766	-	1,766

1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

SANTANDER BRAZIL RESULTS

INCOME STATEMENT MANAGERIAL¹	9M10	9M09	Var.	3Q10	2Q10	Var.
(R$ Million)			9M10x9M09			3Q10x2Q10
Net Interest Income	17,735	16,317	8.7%	6,037	5,865	2.9%
Income from equity instruments	20	22	-9.1%	2	14	n.a
Share of results of entities accounted for using the equity method	34	290	-88.3%	11	13	-15.4%
Net fees	5,108	4,572	11.7%	1,776	1,710	3.9%
Fee and commission income	5,799	5,260	10.2%	2,029	1,929	5.2%
Fee and commision expense	(691)	(688)	0.4%	(253)	(219)	15.5%
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	1,370	1,213	12.9%	472	290	62.8%
Other operating income (expenses)	(210)	(57)	268.4%	(105)	(60)	75.0%
Total income	24,057	22,357	7.6%	8,193	7,832	4.6%
General expenses	(8,278)	(8,054)	2.8%	(2,849)	(2,774)	2.7%
Administrative expenses	(4,030)	(4,013)	0.4%	(1,373)	(1,357)	1.2%
Personnel expenses	(4,248)	(4,041)	5.1%	(1,476)	(1,417)	4.2%
Depreciation and amortization	(888)	(984)	-9.8%	(309)	(293)	5.5%
Provisions (net)²	(1,593)	(2,999)	-46.9%	(674)	(290)	132.4%
Losses on assets (net)	(6,439)	(8,743)	-26.4%	(1,818)	(2,214)	-17.9%
Allowance for loan losses³	(6,465)	(7,835)	-17.5%	(1,811)	(2,251)	-19.5%
Losses on other assets (net)	26	(908)	-102.9%	(7)	37	-118.9%
Net gains on disposal of assets	200	3,369	-94.1%	35	48	-27.1%
Net profit before tax	7,059	4,946	42.7%	2,578	2,309	11.7%
Income tax	(1,595)	(1,029)	55.0%	(643)	(543)	18.4%
Net profit	5,464	3,917	39.5%	1,935	1,766	9.6%
1. Includes the Cayman tax reclassification.
2. Includes provisions for civil, labor and others litigations.
3. Includes recoveries of loans previously written off.

Net interest income in the first nine months of 2010 totaled R$17,735 million, 8.7% up year over year.

Revenues from credit operations climbed by 0.7% in twelve months, due to the growth in the average portfolio volume, which offset the decline in spreads. The 7.2% fall in deposit revenues, in turn, is chiefly due to the decline in the average balance of time deposits. The year over year increase in non-interest bearing liabilities and others was mainly explained by the revenues from the proceeds of the IPO, the incorporation of the insurance business and the structural interest rate mismatch of the balance sheet, among other factors.

Net interest income stood at R$6,037 million in 3Q10, 2.9% increase over the previous quarter, growing faster over the previous period (2Q10/1Q10) growth of 0.5%. It is important to point out the growth in revenues from credit operations (+3.4%), which totaled R$4,508 million, owing to the increase in the average credit balance (+4.7%).

NET INTEREST INCOME (R$ Million)¹	9M10	9M09	Var.	3Q10	2Q10	Var.
			9M10x9M09			3Q10x2Q10
Credit	13,040	12,949	0.7%	4,508	4,359	3.4%
Average Volume	140,107	133,143	5.2%	145,722	139,120	4.7%
Spread (Annualized)	12.4%	13.0%	-0.6 p.p.	12.3%	12.6%	-0.3 p.p.
Deposits	671	723	-7.2%	255	209	22.0%
Average Volume²	103,181	114,458	-9.9%	101,322	101,727	-0.4%
Spread (Annualized)	0.9%	0.8%	0.0 p.p.	1.0%	0.8%	0.2 p.p.
Non-interest bearing liabilities and others	4,023	2,645	52.1%	1,274	1,298	-1.8%
Total net interest income	17,735	16,317	8.7%	6,037	5,865	2.9%

1. Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010.
2. Includes demand deposits, saving deposits and time deposits.

SANTANDER BRAZIL RESULTS

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE RATE DIFFERENCES

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$ 1,370 million in the first nine months of 2010, a 12.9% increase from the R$ 1,214 million in the same period of 2009, excluding the effect of the tax hedge of the investment at the Cayman branch.

GAINS (LOSSES) ON FINANCIAL ASSETS	9M10	9M09	Var.	3Q10	2Q10	Var.
AND LIABILITIES (NET) (R$ Million)			9M10x9M09			3Q10x2Q10
Total	1,495	2,276	-34.3%	786	150	n.a
Cayman Fiscal Hedge	125	1,062	-88.2%	314	(140)	n.a
Total excluding Cayman Hedge	1,370	1,214	12.9%	472	290	62.6%

NET FEES

Net fees amounted to R$ 5,108 million in 9M10, up 11.7% over 9M09, due to the higher volume of business in the insurance and pension plans, cards, asset management and capital market operations.

Commissions from insurance, pension funds and capitalization (also called savings bonds) climbed 28.3% year over year, reaching R$ 1,102 million and accounting for 22% of total commissions. This increase is largely due to the launch of new loan protection insurance products and the growth in residential and personal accident insurance sales, driven by Banco Real s branch network.

Commissions from credit and debit cards stood at R$ 698 million in 9M10, up 26.0% year over year, thanks to the expansion of the card base and higher product penetration. Furthermore, the migration of Banco Real s entire card base to the Santander system created opportunities for greater penetration of card-related products and services and the adoption of best practices.

Asset management fees were R$ 643 million in 9M10, a 17.3% increase year over year, due to the growth in the volume of assets under management.

Total fees in third quarter came to R$ 1,776 million, up 3.9% quarter over quarter, mainly due to higher commissions from credit cards (13.7%) and asset management fees (10.5%) in the period.

NET FEES (R$ Million)	9M10	9M09	Var.	3Q10	2Q10	Var.
			9M10x9M09			3Q10x2Q10
Banking fees	1,781	1,834	-2.9%	594	599	-0.8%
Insurance, pension plans and Capitalization	1,102	859	28.3%	380	380	0.0%
Asset management	643	548	17.3%	232	210	10.5%
Credit and Debit Cards	698	554	26.0%	258	227	13.7%
Receiving services	379	375	1.1%	126	128	-1.6%
Collection	297	287	3.5%	99	102	-2.9%
Bills, taxes and fees	82	87	-5.7%	27	26	3.8%
Capital markets	364	274	32.8%	131	125	4.8%
Foreign trade	358	302	18.5%	133	123	8.1%
Others¹	(217)	(174)	24.7%	(78)	(82)	-4.9%
Total	5,108	4,572	11.7%	1,776	1,710	3.9%
1. Includes taxes and others.

SANTANDER BRAZIL RESULTS

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$ 8,278 million in the first nine months of 2010, up 2.8% compared to same period of 2009. Cost control efforts and the capture of synergies ensured that these expenses grew below the inflation rate in the period. In the quarter general expenses stood at R$ 2,849 million, a 2.7% upturn compared to previous quarter.

Administrative expenses amounted to R$ 4,030 million in the first nine months of 2010, up 0.4% year over year. In 3Q10, these expenses totaled R$ 1,373 million, a 1.2% increase over the previous quarter, mainly due to higher advertising, promotion and publicity spending.

Personnel expenses reached R$ 4,248 million in the first nine months of 2010, up 5.1% year over year and 4.2% quarter over quarter, in both cases chiefly due to the increase in salaries and benefits, that reflects, in part, the effort to expand commercial teams distribution of the Small and Medium Enterprises and expansion of the branch network and the initial impact of the collective annual wage bargaining agreement.

As a result, the efficiency ratio in the quarter, obtained by dividing general expenses by total revenue, came to 34.8%, a 0.4 percentage point improvement compared with third quarter of 2009.

EXPENSES (R$ Million)	9M10	9M09	Var.	3Q10	2Q10	Var.
			9M10x9M09			3Q10x2Q10
ADMINISTRATIVE EXPENSES
Specialized third-party technical services	1,136	1,039	9.3%	380	382	-0.5%
Asset maintenance and conservation	725	768	-5.6%	253	246	2.8%
Data processing	750	712	5.3%	249	259	-3.9%
Advertising, promotions and publicity	281	385	-27.0%	121	83	45.8%
Communications	421	471	-10.6%	141	135	4.4%
Transport and travel	108	110	-1.8%	37	38	-2.6%
Security and surveillance	381	343	11.1%	128	124	3.2%
Others	228	185	23.2%	64	90	-28.9%
Total	4,030	4,013	0.4%	1,373	1,357	1.2%

PERSONNEL EXPENSES
Salaries	2,706	2,486	8.8%	956	907	5.4%
Social security and pension plans	709	692	2.5%	237	234	1.3%
Benefits	584	553	5.6%	203	186	9.1%
Training	55	50	10.0%	19	24	-20.8%
Others	194	260	-25.4%	61	66	-7.6%
Total	4,248	4,041	5.1%	1,476	1,417	4.2%

ADMINISTRATIVE EXPENSES + PERSONNEL EXPENSES	8,278	8,054	2.8%	2,849	2,774	2.7%

DEPRECIATION AND AMORTIZATION	888	984	-9.8%	309	293	5.5%

TOTAL GENERAL EXPENSES AND AMORTIZATION	9,166	9,038	1.4%	3,158	3,067	3.0%

SANTANDER BRAZIL RESULTS

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses, net of recoveries, totaled R$ 6,465 million in the first nine months of 2010, 17.5% down year over year, as a result of the improvement cycle in the delinquency rate that began in the fourth quarter of 2009.

In the third quarter of 2010, the bank registered allowance expenses of R$ 1,811 million, a 19.5% decrease from the second quarter.

RESULT OF ALLOWANCE FOR LOAN LOSSES (R$ Million)	9M10	9M09	Var.	3Q10	2Q10	Var.
			9M10x9M09			3Q10x2Q10
Expense for allowance for loan losses	(7,053)	(8,245)	-14.5%	(2,064)	(2,413)	-14.5%
Income from recovery of credit written off as loss	588	411	43.1%	253	163	55.2%
Total	(6,465)	(7,834)	-17.5%	(1,811)	(2,250)	-19.5%

DELINQUENCY RATIO (IFRS)

The delinquency ratio (credits overdue more than 90 days, plus performing loans with high delinquency risk) stood at 6.1% in the third quarter of 2010, falling for the fourth consecutive quarter, indicating that the improvement of the credit quality continues.

In individuals, delinquency decreased 0.3 p.p. in the quarter, from 8.2% in the second quarter to 7.9% in the third quarter of 2010. Corporate delinquency improved more strongly in the quarter, falling by 0.6 p.p. from the previous quarter. Note that the delinquency ratio is more conservative under IFRS than in BR GAAP and hence they are not comparable.

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In the third quarter of 2010, the ratio reached 101.4%.

DELINQUENCY RATIO IN BR GAAP (OVER 90 DAYS)

Credits overdue more than 90 days amounted to 4.2% of the total portfolio in the third quarter, a 0.5 p.p. decrease from the previous quarter.

Delinquency levels improved considerably in the quarter, both for the corporate segment and for the individual segment, with a reduction of the 0.5 p.p.

SANTANDER BRAZIL RESULTS

NON-PERFORMING LOANS (OVER 60 DAYS) Non-performing loans overdue more than 60 days reached 5.0% in third quarter of 2010 continuing the declining trend that began in 4Q09.

CONTIGENCIES PROVISIONS (NET)

Provisions (net) totaled R$ 1,592 million in the first nine months of 2010, 46.9% down year over year, mainly due to the reduction in sundry contingencies.

PROVISIONS (R$ Million)	9M10	9M09	Var.	3Q10	2Q10	Var.
			9M10x9M09			3Q10x2Q10
Provisions for civil, labor, fiscal and other contingencies	(1,592)	(2,999)	-46.9%	(674)	(289)	133.2%

INCOME TAXES

In the first nine months of 2010, income taxes totaled R$ 1,595 million, 55.0% more than in the same period of 2009.

Note that the tax line includes income tax, social contribution, PIS, COFINS, and excludes the Cayman hedge effect, in accordance with the reconciliation on page 10 of this report.

SANTANDER BRAZIL RESULTS

ASSETS (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Cash and balances with the Brazilian Central Bank	53,361	21,261	151.0%	42,344	26.0%
Financial assets held for trading	23,738	19,261	23.2%	35,902	-33.9%
Other financial assets at fair value through profit or loss	16,665	16,986	-1.9%	16,213	2.8%
Loans and advances to credit institutions	654	4,003	-83.7%	1,076	-39.2%
Loans and advances to customers	3	606	-99.5%	221	-98.6%
Debt Instruments	223	294	-24.1%	210	6.2%
Equity Instruments	15,785	12,083	30.6%	14,706	7.3%
Available-for-sale financial assets	40,627	44,763	-9.2%	42,579	-4.6%
Loans and receivables	169,250	149,973	12.9%	156,804	7.9%
Loans and advances to credit institutions	24,771	27,932	-11.3%	20,282	22.1%
Loans and advances to customers	153,995	132,343	16.4%	146,308	5.3%
Allowances for credit losses	(9,516)	(10,302)	-7.6%	(9,786)	-2.8%
Tangible assets	4,212	3,682	14.4%	3,977	5.9%
Intangible assets	31,667	30,982	2.2%	31,630	0.1%
Goodwill	28,312	28,312	0.0%	28,312	0.0%
Others	3,355	2,670	25.7%	3,318	1.1%
Tax assets	15,258	15,058	1.3%	15,250	0.1%
Other assets	2,853	4,269	-33.2%	2,547	12.0%
Total assets	357,631	306,235	16.8%	347,246	3.0%

LIABILITIES (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Financial liabilities held for trading	5,014	5,316	-5.7%	4,668	7.4%
Financial liabilities at amortized cost	237,859	205,801	15.6%	232,373	2.4%
Deposits from the Brazilian Central Bank	-	562	n.a.	0	n.a.
Deposits from credit institutions	41,361	18,754	120.5%	47,784	-13.4%
Customer deposits	159,426	154,548	3.2%	150,378	6.0%
Marketable debt securities	14,944	10,945	36.5%	12,168	22.8%
Subordinated liabilities	9,432	11,149	-15.4%	10,082	-6.4%
Other financial liabilities	12,696	9,843	29.0%	11,961	6.1%
Insurance contracts	17,893	13,812	29.5%	16,693	7.2%
Provisions¹	9,910	11,555	-14.2%	9,662	2.6%
Tax liabilities	10,047	9,287	8.2%	9,199	9.2%
Other liabilities	3,829	4,798	-20.2%	3,032	26.3%
Total liabilities	284,552	250,569	13.6%	275,627	3.2%
Total Equity²	73,079	55,666	31.3%	71,619	2.0%
Total liabilities and equity	357,631	306,235	16.8%	347,246	3.0%
1. Provisions for pensions and contingent liabilities.
2. Includes minority interest and adjustment to market value.

In September 2010, total assets came to R$ 357,631 million, a 16.8% increase year over year, chiefly due to the growth of the credit portfolio and of the cash and balances with the Brazilian Central Bank. In the second quarter of 2010, the Central Bank raised reserve requirements to pre-crisis levels and changed the instruments of which banks have to comply with the reserve requirement rules.

SANTANDER BRAZIL RESULTS

SECURITIES

The securities portfolio totaled R$ 80,470 million in September 2010, up 5.1% in twelve months. Compared to June 2010, the balance of securities is down 13.9% due to decrease of 23.7% in the public securities portfolio.

SECURITIES (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Public securities	49,259	50,190	-1.9%	64,580	-23.7%
Private securities, funds quotas / others	10,333	8,030	28.7%	9,643	7.2%
PGBL / VGBL fund quotas	15,785	12,083	30.6%	14,706	7.3%
Financial instruments	5,093	6,238	-18.4%	4,563	11.6%
Total	80,470	76,541	5.1%	93,492	-13.9%

CREDIT PORTFOLIO

Total credit portfolio came to R$ 153,998 million in September 2010, a 15.8% growth in twelve months and 5.1% increase in three months. Excluding the effect of the appreciation of the Real against the Dollar, credit would have grown by 16.5% over September 2009 and 5.9% over June 2010.

Moreover, the credit portfolio under IFRS standard does not include the acquisition of portfolio from other banks with co-obligation. Including the acquisition of portfolio and excluding the effect of the appreciation of the Real against the Dollar, the year over year credit growth would be 18.1%.

The credit portfolio increased 16.8% in twelve months in BR GAAP, which came to R$ 159,085 million, different from IFRS, due to the acquisition of other banks portfolio and the consolidation of the credit portfolio of our consumer finance joint ventures.

BREAKDOWN OF CREDIT TO CLIENTS[1] (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Individuals	48,299	42,306	14.2%	45,910	5.2%
Consumer finance	26,455	24,457	8.2%	26,119	1.3%
SMEs	35,778	31,188	14.7%	32,260	10.9%
Corporate	43,466	34,998	24.2%	42,240	2.9%
Total	153,998	132,949	15.8%	146,529	5.1%
Total guarantees	21,497	21,247	1.2%	20,645	4.1%
Total credit with guarantees	175,495	154,196	13.8%	167,174	5.0%
Total credit BR GAAP (excluding guarantees)[2]	159,085	136,244	16.8%	150,837	5.5%

1- Loans for the year 2009 have been reclassified for comparison purposes with the current period, due to re-segmentation of clients occurred in 2010.
2- The credit portfolio in BR GAAP is higher than in IFRS because it includes loan portfolio acquired from other banks and consolidates the credit portfolio of our consumer finance joint ventures.

SANTANDER BRAZIL RESULTS

LOANS TO INDIVIDUALS

In September 2010, loans to individuals totaled R$ 48,299 million, up 14.2% in twelve months and 5.2% over the previous quarter, growing faster than the second quarter. This growth was mainly driven by payroll loans, mortgages and credit cards.

The volume of credit cards portfolio grew by 26.0% in twelve months and by 5.8% over the previous quarter to reach R$ 9,383 million in September 2010.

The payroll loan portfolio grew from R$ 9,600 million in September 2009 to R$ 13,518 million, a 40.8% increase, including portfolio acquired. Compared to June 2010, the increase reached 13.0%. In the quarter, there was the acquisition of R$ 941 million portfolio of payroll loans.

Mortgages for individuals totaled R$ 6,114 million, up 22.6% in twelve months and 9.0% in three months.

CONSUMER FINANCE The consumer finance portfolio reached R$ 26,455 million in September 2010, a 8.2% increase in twelve months and 1.3% in three months.

CORPORATE AND SMEs LOANS

Corporate loans came to R$ 79,244 million in September 2010, up 19.7% year over year and 6.4% quarter over quarter.

Loans to large companies stood at R$ 43,466 million, up 24.2% year over year and 2.9% quarter over quarter. The growth over the previous quarter is the result of increased demand for loans in the period. Excluding the effect of the appreciation of the Real against the Dollar, credit would have grown by 26.7% over September 2009 and 5.6% over June 2009.

Loans to small and medium companies totaled R$ 35,778 million in September 2010, a 14.7% upturn year over year, significantly higher than in June 2010, when the year over year growth was 1.3%.

The quarter over quarter comparison demonstrates that growth continues to gather speed. The small and medium companies segment, which declined by 2.0% in 1Q10, recorded increases of 4.7% in 2Q10 and 10.9% in 3Q10. The accelerated growth in the third quarter is the result of the reorganization of commercial activities and operational procedures to ensure greater speed and efficiency in granting loans in this segment.

SANTANDER BRAZIL RESULTS

INDIVIDUAL AND CORPORATE LOANS PORTFOLIO BY PRODUCT

The following table provides the breakdown of the credit portfolio by product. As mentioned before, products for individuals that presented better evolution in twelve and three months were payroll loans, credit cards and mortgages.

In terms of loans to corporate and SMEs, we highlight Construction Loans (+42.0% yoy) and trade finance (+111.3% yoy).

BREAKDOWN OF MANAGERIAL CREDIT	Sep-10	Sep-09	Var.	Jun/10	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Sep10xSep09		Sep10xJun10
Individuals
Leasing / Auto Loans¹	2,385	2,002	19.1%	2,290	4.1%
Credit Card	9,383	7,447	26.0%	8,869	5.8%
Payroll Loans²	13,518	9,600	40.8%	11,962	13.0%
Mortgages	6,114	4,987	22.6%	5,609	9.0%
Agricultural Loans	2,893	3,229	-10.4%	2,866	0.9%
Personal Loans / Others	18,391	16,993	8.2%	17,759	3.6%
Total Individuals including acquired portfolio	52,684	44,258	19.0%	49,355	6.7%
Total Individuals	48,299	42,306	14.2%	45,910	5.2%
Corporate and SMEs
Leasing / Auto Loans	3,024	3,043	-0.6%	2,914	3.8%
Construction Loans	5,119	3,606	42.0%	4,746	7.9%
Trade Finance	18,937	8,963	111.3%	18,068	4.8%
On-lending	7,540	13,888	-45.7%	9,786	-23.0%
Agricultural Loans	1,920	1,981	-3.1%	1,743	10.2%
Working capital / Others	42,703	34,705	23.0%	37,242	14.7%
Total Corporate and SMEs	79,244	66,186	19.7%	74,499	6.4%
Consumer Finance	26,455	24,457	8.2%	26,119	1.3%
Total Credit Portfolio	153,998	132,949	15.8%	146,528	5.1%
Total Credit including acquired portfolio	158,383	134,901	17.4%	149,973	5.6%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R$ 23,691 million in 3Q10, R$ 23,466 million in 2Q10 and R$ 22.095 million in 3Q09.
2. Includes Payroll Loan acquired portfolio

FUNDING

Total funding (including asset under management) reached R$ 253,102 million in September 2010, up by 4.1% in twelve months, led by savings deposits (+22.1% yoy) and Debenture/LCI/LCA (+43.8% yoy).

In comparison with the previous quarter, there was an acceleration in all kind of deposits from clients, especially Time deposits was 9.8% higher. This is explained by the increasing need for funding due to the accelerating credit growth.

Funding from clients totaled R$ 145,797 million in September 2010, decreasing by 2.8% from September of 2009 but increasing by 7.4% from June of 2010.

FUNDING (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Demand deposits + Investment Account	14,820	13,516	9.6%	13,888	6.7%
Savings deposits	27,903	22,860	22.1%	26,721	4.4%
Time deposits	65,957	87,821	-24.9%	60,051	9.8%
Debenture/LCI/LCA¹	37,117	25,810	43.8%	35,084	5.8%
Funding from Clients	145,797	150,007	-2.8%	135,744	7.4%
Assets under management	107,305	93,114	15.2%	109,493	-2.0%
Total	253,102	243,121	4.1%	245,237	3.2%

1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

SANTANDER BRAZIL RESULTS

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations, which includes deposits from clients, net of reserve requirements, offshore and domestic funding, as well as securities issued abroad.

The ratio of credit portfolio to total funding in 3Q10 was 113%. The increase in this ratio occurred due the rise in the reserve requirements on account of the change in regulation.

The bank has a comfortable liquidity position and has stable and adequate funding sources for each type of credit line.

FUNDING VS. CREDIT (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Funding from Clients	145,797	150,007	-2.8%	135,744	7.4%
(-) Compulsory Deposits	(50,285)	(18,293)	174.9%	(39,624)	26.9%
Funding from Clients Net of Compulsory	95,512	131,714	-27.5%	96,120	-0.6%
Borrowing and Onlendings	25,259	18,251	38.4%	23,316	8.3%
Subordinated Debts	9,432	11,149	-15.4%	10,082	-6.4%
Funding Offshore	6,633	4,518	46.8%	4,665	42.2%
Total Funding (A)	136,836	165,632	-17.4%	134,183	2.0%
Total Credit (B)	153,998	132,949	15.8%	146,529	5.1%
B / A (%)	113%	80%	32.3 p.p.	109%	3.3 p.p.

BIS RATIO BR GAAP

The BIS ratio reached 22.8% in September 2010, 5.0 p.p. higher than in September 2009, mainly due to the increase in Shareholders Equity that resulted from the Public Share Offering in October 2009. Note that, according to Brazilian regulations, the minimum ratio is 11%.

In twelve months, the regulatory capital tier II dropped by 29.2%, basically due to the early redemption of the subordinated debt in the amount of R$ 1.5 billion in January 2010 and US$ 0,5 Billion of perpetual securities in September 2010.

The calculated BIS ratio excludes the amount of unamortized goodwill from the capital base.

OWN RESOURCES and BIS (R$ Million)	Sep-10	Sep-09	Var.	Jun/10	Var.
			Sep10xSep09		Sep10xJun10
Adjusted Tier I Regulatory Capital¹	45,318	24,370	86.0%	44,095	2.8%
Tier II Regulatory Capital	7,260	10,256	-29.2%	8,211	-11.6%
Tier I and II Regulatory Capital¹	52,578	34,626	51.8%	52,306	0.5%
Required Regulatory Capital	25,384	22,413	13.3%	24,632	3.1%
Risk-weighted assets	230,764	203,755	13.3%	223,927	3.1%
Basel II Ratio	22.8%	17.8%	5.0%	23.4%	-0.6%

Amounts calculated based on the consolidated information of the financial institutions (financial group)
1. Excludes the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

RESULTS BY SEGMENT ANALYSIS

PROFIT BY SEGMENT

The bank has three business segments: Commercial Bank, Wholesale Banking and Asset Management / Insurance. Commercial Bank includes products and services for retail, consumer financing, small and medium companies and corporate clients, except those served by Global Wholesale Banking (GB&M). GB&M comprises products and services for global corporate clients, treasury and investment banking activities. The Asset Management / Insurance segment encompasses asset management, pension funds, capitalization and insurance.

In the first nine months of 2010, Commercial Bank accounted for 63% of total profit[1] before tax according to IFRS. GB&M represented 29% and Asset Management and Insurance responded for 8%.

Commercial Bank s profit[1] before tax, in the first nine months of 2010, totaled R$ 4,542 million, R$ 972 million or 27.2% more than in the same period of 2009. This segment increased its share of profit from 58% in 2Q10 to 63% in 3Q10, due to the credit portfolio, net interest income and commissions growth together with cost control and lower delinquency.

Global Wholesale banking reported profit[1] before tax of R$ 2,057 million in the first nine months of 2010, a 3.2% decrease in twelve months or R$ 69 million less than in the same period the previous year, as a result of lower volume of business activities.

Asset Management and Insurance posted a profit¹ before tax of R$ 584 million in the 9M10, an increase of 87.8% or R$273 million over the same period the previous year, as a result of the consolidation of the insurance company and Santander Asset Management in the third quarter of 2009.

1 Does not consider the Cayman hedge adjustment

CARDS

CARDS

NUMBER OF TRANSACTIONS AND TURNOVER

In 3Q10, the number of transactions of credit cards grew by 34.0% over 3Q09, totaling 173.3 million.

Total turnover reached R$ 29.2 billion, an increase of 19.2% in twelve months and 8.3% in three months.

CREDIT PORTFOLIO

The credit card portfolio rose by 26.0% in twelve months and by 5.8% in the quarter to reach R$ 9.7 billion in September 2010. Of this total, 32% was financed portfolio and 68% was non-financed portfolio. This mix is practically stable in relation to previous quarters.

The growth in the Credit Cards business is based on the strategy of increasing the market share through product innovation, efforts to acquire clients and improvement in the quality of services provided. One example is the Flex card, whose main feature is the offering of benefits to balance the financial needs of lower and medium income clients.

Santander Van Gogh, the segment targeted at high income clients, now includes the Santander Elite Platinum and Santander Style Platinum cards, which complete the segment s value offering and leveraging the relationship with the client.

Another factor that contributed to the growth of the business in 2010 was the initiative to increase the profitability of the credit card customer base through offering additional cards and associated products like insurance, financing products and capitalization.

CARD BASE

Innovation in products, increasing product penetration in the existing client base as well as adopting best practices between Banco Real and Santander are the main factors for the 13.4% growth in the card base in September 2010 from September 2009. The total debit and credit card base reached 36.4 million in September 2010.

Credit cards base totaled 11.1 million in September 2010, a 1.9 million new cards or 20.2% growth in twelve months and 3.3% increase in three months. Debit cards totaled 25.3 million in September 2010, up 10.8% in one year and 2.8% over June 2010.

RISK MANAGEMENT

RISK MANAGEMENT

CORPORATE GOVERNANCE OF THE RISK FUNCTION

The risk committees framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

-   Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

- Approve risk level for individuals and corporate clients, Indicative Letters, Pre-classifications and limits/products for Treasury departments, which may exceed Santander´s Inferior Committees jurisdiction.

-   Set references on general themes related to Market Risk, Country Risk, GBM, Corporate, and Credit/ Retail management programs.

-   Know and decide over relevant risk matters.

-  Know the recommendations periodically made by the regulators, as well as the observations from the Internal and External Audit.

-   Supervise the assumed risk levels, for the regulations to be followed.

-   Previously validate the proposals which exceed the allowed jurisdictions, for appearance for the Corporative Risk Committees at Santander.

The risk function at Banco Santander is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Chief Risk Officer of Santander in Spain.

CREDIT RISK

The Bank develops Credit Risk Management policies and strategies with the support of several departments, which are responsible for guaranteeing the adequacy of the operating systems and internal procedures applied into risk management.

The specialization of our risk function is organized on the basis of the type of customer to distinguish between customers under individualized management and standardized customers.

Collection of necessary documentation and information for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the necessary volumes of guarantees and allowances so that lending transactions are conducted according to existing standards and with the necessary security. Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of the credit risk assumed by us is typified by customer diversification and the large volume of retail transactions. Macroeconomic aspects and market conditions, as well as industry and geographical concentration, customer profiling, and economic prospects are also assessed and considered for the appropriate measurement of the credit risk.

MARKET RISK

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group s risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Executive capacity sustained by knowledge and proximity with the client;

- Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

RISK MANAGEMENT

- Management and improvement of the equation risk/return; and Advanced methodologies for risk management, such as Value at Risk VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

MANAGEMENT OF OPERATIONAL AND TECHNOLOGICAL RISKS

The management and control of operational and technological risks seeks efficiency in the Internal Controls system, the prevention and mitigation of losses by operational risks and the continuity of business. In the model adopted by the Bank, there is an independent Operational Risk structure that evaluates the practices and procedures adopted, as well as the compliance with the requirements and guidelines of the Santander Group, Basel Agreement requirements and relevant Central Bank resolutions. Moreover, there is another independent SOX Internal Controls structure to evaluate the effectiveness of the internal control environment as well as the compliance with the US Sarbanes-Oxley Act of 2002, and Circular 3,467/09 of the Brazilian Central Bank.

ENVIRONMENTAL AND SOCIAL RIS

Banco Santander has implemented a Socio-Environmental Risk Practice, which in addition to lending, provides analysis of social and environmental issues on the acceptance of clients.

The area examines the social/environmental management of items such as contaminated areas, deforestation, labor violations and other problems for which there is a risk of imposition of penalties.

A specialized team graduated in biology, geology, chemistry and environmental engineering monitors the social and environmental practices of customers and a team of financial analysts is in charge of studying the likelihood of harm related to these practices that may affect the securities and financial condition of the Bank's clients.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

In the third quarter of 2010, we carried out important initiatives related to the inclusion of social and environmental criteria in the Organization s activities, reinforcing our commitment to encouraging sustainable development in Brazil. Notable among the initiatives for our internal stakeholders is a Business Guide, which was prepared to assist commercial departments in prospecting sustainable businesses among corporate clients.

Initiatives targeted at our external stakeholders included a lecture by Tim Jackson, an expert on the subject, in August in São Paulo, in which more than 450 employees, clients and the general public participated to discuss the topic Economy for a Finite Planet. In September, Santander Sustainable Auto-dealers Program was launched, which is an initiative of Aymoré Financiamentos to promote the adoption of sustainability practices by automotive dealers and their partner workshops.

Santander Sustainability Challenge , a joint effort by the Sustainable Development and Human Resources departments, as well as Universia and Santander Universidades, that was launched In September. The challenge is for undergraduates to come up with the best idea for including sustainable practices in universities, with the winner earning scholarships at Babson College, USA.

CORPORATE GOVERNANCE

The main features of the corporate governance model adopted by the Santander Group are the protection of shareholders rights, transparency and accountability in management and in communication with strategic stakeholders, and corporate responsibility. The corporate responsibility is conducted through initiatives ranging from the analysis of social and environmental risks of companies to which it lends, and the certification of material, to the paper used in its communications and the setting up of an area dedicated to the development of sustainable businesses.

As part of improving the corporate governance practices, the Board of Directors Meeting, held on September 22, 2010, approved the Policy for Transactions with Related Parties, which lays down the rules to be followed in cases of transactions with related parties and conflict of interests, all of which result in greater transparency in operations.

Level 2 is a special listing segment of BM&FBovespa, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices. A complete description of the minimum requirements for level 2 listing is available in the section on corporate governance at www.santander.com.br/ri.

SUMMARIZED FINANCIAL STATEMENTS

SUMMARIZED BALANCE SHEET

ASSETS (R$ Million)	Sep/10	Jun/10	Mar/10	Dec/09	Sep/09

Cash and balances with the Brazilian Central Bank	53,361	42,344	36,835	27,269	21,261
Financial assets held for trading	23,738	35,902	23,133	20,116	19,261
Other financial assets at fair value through profit or loss	16,665	16,213	15,873	16,294	16,986
Loans and advances to credit institutions	654	1,076	1,225	1,907	4,003
Loans and advances to customers	3	221	232	389	606
Debt Instruments	223	210	208	211	294
Equity Instruments	15,785	14,706	14,208	13,787	12,083
Available-for-sale financial assets	40,627	42,579	37,183	46,406	44,763
Loans and receivables	169,250	156,804	150,003	152,163	149,973
Loans and advances to credit institutions	24,771	20,282	20,330	24,228	27,932
Loans and advances to customers	153,995	146,308	139,678	138,005	132,343
Allowances for credit losses	(9,516)	(9,786)	(10,005)	(10,070)	(10,302)
Hedging derivatives	104	107	133	163	157
Non-current assets held for sale	86	93	41	171	53
Investments in associates	440	429	423	419	417
Tangible assets	4,212	3,977	3,835	3,702	3,682
Intangible assets	31,667	31,630	31,587	31,618	30,982
Goodwill	28,312	28,312	28,312	28,312	28,312
Other intangible assets	3,355	3,318	3,275	3,306	2,670
Tax assets	15,258	15,250	14,834	15,779	15,058
Other assets	2,223	1,918	2,169	1,872	3,642
Total Assets	357,631	347,246	316,049	315,972	306,235

LIABILITIES AND EQUITY (R$ Million)	Sep/10	Jun/10	Mar/10	Dec/09	Sep/09

Financial liabilities held for trading	5,014	4,668	4,505	4,435	5,316
Other financial liabilities at fair value through profit or loss	0	2	2	2	2
Financial liabilities at amortized cost	237,859	232,373	203,499	203,567	205,801
Deposits from the Brazilian Central Bank	-	0	117	240	562
Deposits from credit institutions	41,361	47,784	24,092	20,956	18,754
Customer deposits	159,426	150,378	147,287	149,440	154,548
Marketable debt securities	14,944	12,168	11,271	11,439	10,945
Subordinated liabilities	9,432	10,082	9,855	11,304	11,149
Other financial liabilities	12,696	11,961	10,877	10,188	9,843
Liabilities for insurance contracts	17	42	37	10	21
Hedging derivatives	17,893	16,693	16,102	15,527	13,812
Provisions¹	9,910	9,662	9,881	9,480	11,555
Tax liabilities	10,047	9,199	8,516	9,457	9,287
Other liabilities	3,812	2,988	2,778	4,228	4,775
Total Liabilities	284,552	275,627	245,320	246,706	250,569
Shareholders equity	72,358	70,942	70,069	68,706	55,079
Minority interests	7	3	1	1	5
Valuation adjustments	714	674	659	559	582
Total Equity	73,079	71,619	70,729	69,266	55,666
Total Liabilities and Equity	357,631	347,246	316,049	315,972	306,235
1. Includes repo.
2. Provisions for pensions and contingent liabilities.

SUMMARIZED BALANCE SHEET

SUMMARIZED MANAGERIAL FINANCIAL STATEMENTS

In order to provide a better understanding of the IFRS results, we present the managerial income statement, which differs from Reported (accounting) Income Statement due to the adjustment of the fiscal hedge over the investment in the Cayman branch. The impact of the fiscal hedge in the income tax line was adjusted to the gain (losses) on financial assets and liabilities plus exchange rates differences.

MANAGERIAL FINANCIAL STATEMENT ADJUSTED BY CAYMAN'S FISCAL HEDGE (R$ Millions)	3Q10	2Q10	1Q10	4Q09	3Q09

Interest and similar income	10,603	9,839	9,278	9,841	9,731
Interest and similar expense	(4,566)	(3,974)	(3,445)	(3,991)	(4,075)
Net Interest Income	6,037	5,865	5,833	5,850	5,656
Income from equity instruments	2	14	4	8	7
Share of results of entities accounted for using the equity method	11	13	10	5	33
Net fees	1,776	1,710	1,622	1,666	1,556
Fee and commission income	2,029	1,929	1,841	1,888	1,797
Fee and commision expense	(253)	(219)	(219)	(222)	(241)
Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	472	290	608	306	240
Other operating income (expenses)	(105)	(60)	(45)	(59)	106
Total income	8,193	7,832	8,032	7,776	7,598
General expenses	(2,849)	(2,774)	(2,655)	(2,893)	(2,674)
Administrative expenses	(1,373)	(1,357)	(1,300)	(1,423)	(1,345)
Personnel expenses	(1,476)	(1,417)	(1,355)	(1,470)	(1,329)
Depreciation and amortization	(309)	(293)	(286)	(265)	(339)
Provisions (net)¹	(674)	(290)	(629)	(482)	(1,190)
Losses on assets (net)	(1,818)	(2,214)	(2,407)	(2,125)	(3,844)
Allowance for loan losses²	(1,811)	(2,251)	(2,403)	(2,148)	(3,008)
Losses on other assets (net)	(7)	37	(4)	23	(836)
Net gains on disposal of assets	35	48	117	34	2,280
Net profit before tax	2,578	2,309	2,172	2,045	1,831
Income tax	(643)	(543)	(409)	(454)	(359)
Net profit	1,935	1,766	1,763	1,591	1,472
1. Includes provisions for civil, labor and others litigations.
2. Includes recoveries of loans previously written off.

Under Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our dollar denominated investments in Cayman are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portfolio, comprised of derivatives, is set up in such a way that the net profit is insensitive to this tax related foreign exchange exposure. Though, our effective tax rate and the gain (losses) on financial assets and liabilities plus exchange rates differences are still impacted by foreign exchange movements.

The table below presents the fiscal hedge results which were reclassified in the managerial income statement.

CAYMAN'S FISCAL HEDGE (R$ Million)	3Q10	2Q10	1Q10	4Q09	3Q09

Gains (losses) on financial assets and liabilities (net) + exchange rate differences (net)	314	(140)	(49)	84	338
Income tax	(314)	140	49	(84)	(338)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 28, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer